April 8, 2025

Daniel Greenspan
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”)
on behalf of the following new series and classes:

 T. Rowe Price Retirement 2070 Fund

T. Rowe Price Retirement 2070 Fund—Advisor Class

T. Rowe Price Retirement 2070 Fund—I Class

T. Rowe Price Retirement 2070 Fund—R Class

T. Rowe Price Retirement Blend 2070 Fund

T. Rowe Price Retirement Blend 2070 Fund—I Class

T. Rowe Price Target 2070 Fund

T. Rowe Price Target 2070 Fund—Advisor Class

T. Rowe Price Target 2070 Fund—I Class
File Nos.: 333-92380/811-21149

Dear Mr. Greenspan:

The following is in response to your comments provided on April 3, 2025, regarding the Registrant’s post-effective amendment filed on February 10, 2025, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Filing”) to add: a new series, the T. Rowe Price Retirement 2070 Fund, to be offered in an Investor Class, Advisor Class, I Class, and R Class; a new series, the T. Rowe Price Retirement Blend 2070 Fund, to be offered in an Investor Class and I Class; and a new series, the T. Rowe Price Target 2070 Fund, to be offered in an Investor Class, Advisor Class, and I Class (the “New Series/Classes”). Your comments on the Filing and our responses to those comments are set forth below.

Comment:

We request that you respond to our comments, and provide drafts in advance if you are changing any disclosure or including any previously missing information, at least five business days prior to the date the Filing is scheduled to go effective automatically. If you are not able to file within this time, we request that you file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response:

We are submitting this response letter, and will provide drafts in advance if necessary, more than five business days before the Filing is scheduled to go effective automatically on May 1, 2025.

Comment:

Supplementally confirm that there are not any contractual waiver or expense reimbursement arrangements that are not already disclosed.

Response:

The New Series/Classes will charge an all-inclusive fee and are not subject to any separate expense limitations or other contractual waiver or expense reimbursement arrangements.

Comment:

Supplementally confirm that acquired fund fees and expense will not exceed 0.01%.

Response:

We do not expect that acquired fund fees and expenses will exceed 0.01% for any of the New Series/Classes.

Comment:

On page 336 of the Statement of Additional Information, policy (3) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Section 8(b)(1) of the Investment Company Act of 1940 and Item 16(c)(iv) of Form N-1A refers to concentration in an “industry or group of industries.” Please consider adding “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policies as set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy (3) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policies for the T. Rowe Price Funds are consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

Finally, revising a fund’s industry concentration policy to include “group of industries” would materially impact the fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

* * *

If you have any questions, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.